77I.     TERMS OF NEW OR AMENDED SECURITIES

         On June 19, 2002, the Board of Trustees authorized a new series of shares of the Registrant, designated the "Small Cap Growth Fund." The Small Cap Growth Fund seeks long-term growth of capital by investing at least 80% of its assets in equity securities of small cap companies. The Fund became effective September 10, 2002 but did not begin its public offering until October 22, 2002.